SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of  March 2007

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Embratel Holding Company

(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B

20.060-060 Rio de Janeiro - RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No    X

On March 19, 2007, Embratel Participações S.A. (“Embratel”) notified The Bank of New York (the “Depositary”) of its decision to terminate the Amended and Restated Deposit Agreement, dated as of June 16, 2003 (the “Deposit Agreement”) among Embratel, the Depositary and all Owners and Beneficial Owners (as defined therein) from time to time of American Depositary Receipts (“ADRs”) issued thereunder. The termination of the Deposit Agreement will become effective on April 22, 2007, following the expiration of the required 30-day notice period.

Embratel currently expects that its ADRs will cease trading on the New York Stock Exchange on the trading day following the effective date of termination of the Deposit Agreement and thereafter intends to terminate the registration of its ADRs and preferred shares under the Securities Exchange Act of 1934 if it is eligible to do so.

Concurrently with this notification, Embratel and the Depositary entered into an amendment to the Deposit Agreement that requires the Depositary to use reasonable efforts to sell the preferred shares underlying any unclaimed Embratel ADRs as promptly as practicable after the expiration of a 60-day period following the effective date of termination of the Deposit Agreement. The Depositary expects to begin selling the preferred shares underlying any unclaimed Embratel ADRs on or promptly following June 22, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2007	EMBRATEL PARTICIPAÇÕES S.A. By: /s/ Isaac Berensztejn Name: Isaac Berensztejn Title: Chief Financial Officer & Investor Relations Officer